AM 3/6/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02003118

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42385

RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jackson, Grant & Company

OFFICIAL USE ONLY
26166
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 High Ridge Road
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

J. Julie Jason — 203-322-3741
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06032
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*** *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).***

SEC 1410 (3-91)

VK 3-26-02

OATH OR AFFIRMATION

I, J. Julie Jason, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Grant & Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

DEMETRIA JOYNER
NOTARY PUBLIC
My Commission Expires May 31, 2006

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JACKSON, GRANT & COMPANY

Financial Statements

December 31, 2001



KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

JACKSON, GRANT & COMPANY

December 31, 2001

CONTENTS



Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

To The Board of Directors
Jackson, Grant & Company

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Jackson, Grant & Company as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson, Grant & Company as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 7, 2002

JACKSON, GRANT & COMPANY

Statement of Financial Condition

December 31, 2001

Asset	
Cash	$ 7,173
Liability and Stockholders' Equity	
Liability:	
Accrued expense	$ 250
Stockholders' equity:	
Common stock, $.01 par; 15,000 shares authorized, 300 shares issued and outstanding	3
Additional paid-in capital	29,997
Deficit	(23,077)
	6,923
	$ 7,173

The accompanying notes are an integral part of the financial statements

JACKSON, GRANT & COMPANY

Statement of Operations

For The Year Ended December 31, 2001

Revenues:	
Commissions and fees	$ 107,524
Interest income	156
	107,680
Expenses:	
Commissions and clerical	84,697
Telephone	251
Rent	4,018
Office expense and administration	19,319
Fees and assessments	4,448
	112,733
Net loss	$(5,053)

The accompanying notes are an integral part of the financial statements

JACKSON, GRANT & COMPANY

Statement of Changes in Stockholders' Equity

For The Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Deficit	Total
Balance, January 1, 2001	$ 3	$ 29,997	$(18,024)	$ 11,976
Net loss for the year	--	--	(5,053)	(5,053)
Balance, December 31, 2001	$ 3	$ 29,997	$(23,077)	$ 6,923

The accompanying notes are an integral part of the financial statements

JACKSON, GRANT & COMPANY

Statement of Cash Flows

For The Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss and cash flows used in operating activities	$(5,053)
Cash, beginning of year	12,226
Cash, end of year	$ 7,173

The accompanying notes are an integral part of the financial statements

JACKSON, GRANT & COMPANY

Notes To The Financial Statements

For The Year Ended December 31, 2001

Note 1 - Summary of Significant Accounting Policies:

Organization

Jackson, Grant & Company (the "Company") was incorporated in Connecticut on March 1, 1990. On April 20, 1990, the Company was granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, a company must become a member of the National Association of Securities Dealers, Inc. ("NASD") in order to carry on business as a registered broker. The NASD approved the Company's membership effective August 8, 1990, upon which date the Company began operations as a registered broker. The Company is licensed to sell securities in the states of Connecticut, Florida, Georgia, Illinois, Massachusetts, Missouri, New Jersey, New York and Ohio.

Income Recognition

Commission income and expense are recognized on the trade date of the underlying transactions.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flows information: no income taxes were paid in 2001.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2001, the Company had a net capital and a net capital requirement of $6,923 and $5,000, respectively. The Company's net capital ratio is in compliance with Rule 15c3-1 at December 31, 2001.

The Company is exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Income Taxes:

The Company and stockholders have elected to have the Company treated for Federal tax purposes as an S corporation. This election eliminates Federal income taxes at the Company level as long as the Company meets various technical criteria as defined by the Internal Revenue Code. The State of Connecticut eliminated its tax on S Corporations beginning January 1, 2001. Therefore, there is no state tax provision in the current year.

Note 4 - Related Party:

The Company shares clerical administration, photocopies, postage, rent and supply expenses with a related corporation, owned by the stockholder. Total payments made to the related corporation during the year were $38,542. No amounts were owed to the related corporation at December 31, 2001.

JACKSON, GRANT & COMPANY

Computation of Net Capital

As of December 31, 2001

Total ownership equity from statement of financial condition	$	6,923
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		--
Net capital	$	6,923

JACKSON, GRANT & COMPANY

Notes To Computation of Net Capital

As of December 31, 2001

1. Nonallowable assets — NONE

2. Net capital reconciliations:

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2001	$ 6,923
Audit adjustments - None	--
Net capital at December 31, 2001	$ 6,923

JACKSON, GRANT & COMPANY

Computations of Basic Net Capital Requirements

and Aggregate Indebtedness

As of December 31, 2001

Minimum net capital required (6 2/3% of $250)	$	17
Minimum net capital requirement of reporting broker or dealer		5,000
Net capital requirement		5,000
Excess of net capital		1,906
Excess net capital at 1000%		6,898

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	250
Ratio of aggregate indebtedness to net capital		0.36


KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Jackson, Grant & Company

In planning and performing our audit of the financial statements and supplemental schedules of Jackson, Grant & Company for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


KOSTIN,
RUFFKESS
& COMPANY, LLC

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe should be noted:

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size.

The President of the Company is aware of the weakness in internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the President reviews all transactions and books of original entry.

Our study and evaluation disclosed no condition that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) and the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 7, 2002